Exhibit 99.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Midas Gold Corp. (“Midas Gold” or the “Corporation”) for the year ended December 31, 2018 compared to the year ended December 31, 2017. This MD&A should be read in conjunction with Midas Gold’s consolidated financial statements for the year ended December 31, 2018 prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional corporate information, including Midas Gold’s most recent Annual Information Form (“AIF”) and other continuous disclosure documents can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.midasgoldcorp.com.

To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents. Information contained on the Corporation’s website that is not incorporated by reference does not form part of this MD&A. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A for further information. All “$” dollars in this MD&A are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

The information in this MD&A is provided as at February 21, 2019.

OVERVIEW

Midas Gold was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to locate, acquire and develop mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho (the “District”). The Corporation’s common shares trade on the Toronto Stock Exchange (“TSX”) and OTCQX Marketplace in the US. The corporate office of Midas Gold is located at 890-999 West Hastings St, Vancouver, BC, V6C 2W2, Canada.

HIGHLIGHTS

In February 2018, the Corporation reported on updated mineral resources and continuing progress in its feasibility-level metallurgical test program for the Project. This test program was completed in the second quarter of 2018.

On February 22, 2018, the Corporation reported that Idaho’s House of Representatives and Senate passed a joint memorial asking the President of the United States, Idaho’s congressional delegation, the Administrator of the Environmental Protection Agency, the Secretary of the Interior and the Secretary of Agriculture to take the steps necessary to approve the Project in a timely and cost-effective manner. The joint memorial was passed with overwhelming support.

On March 21, 2018, the Corporation reported that it had appointed Javier Schiffrin, Senior Vice President, Paulson & Co. Inc., to its board of directors following the resignation of Victor Flores. Mr. Schiffrin was nominated by Paulson & Co. under the investor rights agreement entered into with Midas Gold in relation to the March 2016 financing that was backstopped by Paulson & Co. Mr. Flores had been appointed to the board in 2016 as one of Paulson & Co.’s two nominees under that agreement.

Midas Gold Corp. | Management’s Discussion & Analysis 1

On May 9, 2018, the Corporation announced that it had entered into an agreement with Barrick Gold Corporation (NYSE:ABX / TSX:ABX) (“Barrick”) whereby Barrick would purchase 46,551,731 common shares of Midas Gold in a non-brokered private placement (the “Placement”) at a price of C$1.06 per share for gross proceeds of US$38,065,907. The Placement resulted in Barrick owning 19.9% of the issued and outstanding shares in Midas Gold on a post-transaction basis, and 12.4% assuming conversion of the Notes. The transaction closed on May 16, 2018.

Also during May 2018, the Corporation announced that it had increased the size of its board of directors from seven to eight and appointed Mark Hill, Chief Investment Officer with Barrick to fill the additional position. The increase in board size was in accordance with the terms of the investor rights agreement entered into with Barrick in conjunction with the strategic investment by Barrick in Midas Gold that was completed on May 16, 2018.

On August 9, 2018, the Corporation announced that it had appointed Brad Doores to its Board of Directors, replacing Michael Bogert, who stepped down from the Board at the same time in a planned transition to working more closely with the Company on permitting-related matters. On August 30, 2018, it was announced that Michael Bogert had been appointed General Counsel for Midas Gold Idaho, Inc., Midas Gold’s wholly owned subsidiary leading the regulatory process for the Project.

On October 10, 2018, the Corporation announced that the Nez Perce Tribal Executive Committee had adopted a resolution formally opposing the Company’s proposed Stibnite Gold Project. The Nez Perce Tribe is one of the three tribes being consulted by the USFS under the National Environmental Policy Act review process. Midas Gold has and will continue to reach out to the Nez Perce Tribe and hopes to address their concerns.

On December 4, 2018, the Corporation announced that it, Midas Gold Idaho, Inc. and seven of the communities closest to the Stibnite Gold Project site officially established a community agreement. Through the creation of the Stibnite Advisory Council, the agreement establishes a collaborative environment for the companies and local communities to work together throughout the life of the project and provides a venue for cities and counties to address concerns and opportunities directly with Midas Gold. It also creates the Stibnite Foundation to support community projects.

There were several updates to the permitting schedule during the year and again subsequent to year end. On July 3, 2018, the Corporation announced that the U.S. Forest Service (“USFS”) had provided its quarterly update to the anticipated permitting schedule for Midas Gold’s Stibnite Gold Project (“Project”). The USFS, in cooperation with the six other federal, state and local agencies responsible for the permitting schedule, anticipated issuing a draft Environmental Impact Statement (“EIS”) for public comment in February 2019, with a Final EIS and Draft Record of Decision (“ROD”) by October 2019. This would have allowed for an approved Final ROD in March 2020. On October 1, 2018, the Corporation announced that the USFS had provided its subsequent quarterly update to the anticipated permitting schedule for the Project which anticipated issuing a draft EIS for public comment in May 2019, with a Final EIS and Draft ROD in February 2020, followed by an approved Final ROD in May 2020.

Subsequent events

Subsequent to year end, on January 29, 2019, the Corporation announced that it has been advised that the USFS anticipates issuing a draft EIS for public comment in Q3 2019, with a Final EIS and Draft ROD in Q2 2020 and a Final ROD in Q3 2020. This updated schedule accommodates the review and analysis of a considerable amount of additional information requested by the agencies and provided by Midas Gold during the quarter, and the integration of consultations required by other agencies to meet their regulatory obligations. The USFS will continue to issue quarterly updates to the anticipated schedule as the process advances. At that time, Midas Gold reported that this schedule has been impacted by the partial shutdown of the US Government and could be further affected by future shutdowns of the US Government.

Subsequent to year end, on January 31, 2019, the Corporation announced that it has appointed Jaimie Donovan to its Board of Directors, replacing Mark Hill, who resigned as Barrick’s representative from the Company’s Board.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).

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In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects", “estimates”, “intends”, “anticipates”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating cost, recovery and metal costs; that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation's expectations; that the current exploration, development, environmental other objectives concerning the Project can be achieved and that the Corporation's other corporate activities will proceed as expected; that the current price and demand for gold and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Corporation.

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Corporation's public disclosure record, such risks and other factors include, among others, the risks and uncertainties set out under the heading “Risks and Uncertainties” in this MD&A.

Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward- looking information.

2019 OUTLOOK AND GOALS

During 2019, Midas Gold’s objectives are to continue to advance the permitting process for the Project under NEPA and, in parallel, to advance the technical work and studies needed to support the completion of a feasibility study for the Project. In conjunction with the foregoing, Midas Gold will continue to engage and consult with regulators, communities, tribes and other stakeholders in respect of the concepts for the Project set out in the PRO in order to ensure that plans for the restoration and redevelopment of the Project addresses concerns and issues to the extent environmentally, technically and commercially feasible.

The Corporation continues to balance the timing and prioritization of expenditures with the intention of delivering the Corporation’s major objectives in a timely and cost-effective manner.

Midas Gold Corp. | Management’s Discussion & Analysis 3

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected consolidated financial information of the Corporation for the years ended December 31, 2018, 2017 and 2016:

Year Ended (All amounts in $)	Revenue	Net Loss and Comprehensive Loss	Basic & Diluted Loss per Share	Total Assets	Long Term Liabilities	Cash Dividend
December 31, 2018	-	(47,287,985)	(0.22)	101,950,530	71,913,460	-
December 31, 2017	-	(8,292,263)	(0.05)	90,641,162	52,762,758	-
December 31, 2016	-	(46,163,054)	(0.27)	109,030,690	68,381,594	-

RESULTS OF OPERATIONS

Net Loss and Comprehensive Loss

	Three Months Ended		Year Ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
EXPENSES
Consulting	$2,912	$887	$44,001	$24,886
Corporate salaries and benefits	276,310	370,504	649,053	854,368
Depreciation	54,467	75,224	267,085	639,731
Directors’ fees	29,321	24,640	124,719	107,720
Exploration and evaluation	6,744,648	7,333,818	25,072,224	20,978,354
Office and administrative	45,200	37,536	177,495	164,066
Professional fees	113,785	157,073	187,256	275,736
Share based compensation	265,769	266,102	1,305,433	1,609,354
Shareholder and regulatory	82,159	70,760	341,851	385,020
Travel and related costs	53,845	42,267	241,063	163,868
OPERATING LOSS	$7,668,416	$8,378,811	$28,410,180	$25,203,102

OTHER (INCOME) EXPENSES
Change in fair value of warrant derivative	$11,208	$(71,351)	$202,224	$(839,455)
Change in fair value of Convertible Note derivative	1,634,705	(4,554,699)	22,783,374	(21,799,942)
Finance Costs	631,151	590,968	2,475,660	2,232,310
Foreign exchange (gain) loss	(3,740,906)	(274,252)	(5,946,729)	3,789,794
Interest income	(208,902)	(56,971)	(636,724)	(293,546)
Total other expenses	$(1,672,744)	$(4,366,305)	$18,877,805	$(16,910,839)

NET LOSS AND COMPREHENSIVE LOSS	$5,995,672	$4,012,506	$47,287,985	$8,292,263

Net loss and comprehensive loss for Midas Gold for the three-month period ending December 31, 2018 was $6.0 million compared with a loss of $4.0 million for the corresponding period of 2017. This $2.0 million change for the three months was primarily attributable to a $6.2 million increase in non-cash losses related to the change in the fair value of the embedded derivative (“Convertible Note Derivative”) on the convertible notes (“Convertible Notes”), offset by an increase of $3.5 million in foreign exchange gains, a $0.6 million decrease in exploration and evaluation expenses and a $0.1 million decrease in corporate salaries and benefits. Net loss and comprehensive loss for Midas Gold for the year ended December 31, 2018 was $47.3 million compared with a loss of $8.3 million for the corresponding period of 2017. This $39.0 million increase for the year was primarily attributable to a $44.6 million increase in non-cash losses related to the change in fair value of the Convertible Note Derivative on Convertible Notes, a $4.1 million increase in exploration and evaluation expenses and a $1.0 million increase in non-cash losses related to the change in fair value of the warrant derivative partially offset by a $9.7 million increase in foreign exchange gains. As noted above, the Corporation’s main focus for the year ended December 31, 2018 was the continued evaluation and advancement of the Stibnite Gold Project.

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An analysis of each line item follows.

Consulting

This expense relates to consulting services provided to the Corporation that do not relate to the exploration and evaluation of the Stibnite Gold Project. The expense for the current quarter is comparable to the same period in the prior year. The expense for the current year is higher than the comparable period in 2017 as a result of financial advisory services received during the year related to project funding.

Corporate Salaries and Benefits

This expense results from salaries and benefits of the employees that are not directly related to the exploration and evaluation of the Stibnite Gold Project, primarily Canadian corporate employees. Salaries and benefits for the year and quarter ended December 31, 2018 are lower than the prior year due to 2017 short term incentive payments made in Q1 2018 being lower than the amount accrued in Q4 2017, as well as a lower accrual for 2018 short term incentives recorded in Q4 2018 than in Q4 2017.

Depreciation

This expense relates to the depreciation of the Corporation’s building and equipment. The expense for the current quarter and year is lower than the comparable periods in the previous year due to building and equipment being fully depreciated.

Directors’ Fees

Each of the Corporation’s non-executive, independent directors is entitled to annual base fees paid in quarterly installments, with the Chair of the Board, Chairs of Board Committees and Members of Board Committees receiving additional fees commensurate with each role. These fees were increased during Q1 2018 as a result of a review by the Compensation Committee, and subsequently approved by the Board of Directors, based on fee comparisons with the Corporation’s peer group and an increased workload.

Exploration and Evaluation

This expense relates to all exploration and evaluation expenditures related to the Stibnite Gold Project, including labour, drilling, field office costs, engineering, permitting, environmental and sustainability costs. The Corporation’s primary focus on moving the Project forward to publish both a draft EIS and Feasibility Study (“FS”) in 2019 resulted in a $4.1 million increase in expenditures over the year spread throughout each department with the exception of Drilling and Environment and Reclamation. Additional details of expenditures incurred are as follows:

	Three Months Ended		Year Ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Exploration and Evaluation Expenditures
Consulting and labor cost	1,629,170	1,440,229	5,537,589	4,580,860
Drilling	-	336,437	458,763	1,677,386
Field office and drilling support	846,880	625,278	3,034,230	2,285,924
Engineering	1,243,593	1,961,836	4,793,314	3,867,800
Permitting	2,400,615	1,859,495	8,738,492	5,145,511
Environmental and reclamation	307,134	896,087	1,757,279	3,000,804
Legal and sustainability	317,256	214,457	752,556	420,069
EXPLORATION AND EVALUATION EXPENSE	$6,744,648	$7,333,818	$25,072,224	$20,978,354

Midas Gold Corp. | Management’s Discussion & Analysis 5

Office and Administrative

This expense for the current quarter is predominantly the maintenance of an office in Vancouver, BC. The costs for the current quarter and year are consistent with the comparative periods in the prior year.

Professional Fees

This expense relates to the legal and accounting costs of the Corporation. The costs for the three months and year ended December 31, 2018 are lower than the comparative periods in the prior year due to higher legal fees during Q4 2017 and higher fees during 2017 in relation to the maintenance of Convertible Notes.

Share Based Compensation

This expense is due to the compensation of directors, officers, employees and consultants that are share based. Share based compensation for the three months ended December 31, 2018 is consistent with the comparative period in 2017. This expense for the year ended December 31, 2018 is lower than the comparative period in 2017 due to additional options granted during Q1 2017 with a higher fair value than options granted during Q1 2018, primarily due to a higher stock price, and the termination of options during the year under the Stock Appreciation Rights (“SAR”) clause of the Corporation’s Stock Option Plan resulting in an offset to share based compensation. The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model which uses various assumptions that are outlined in the Corporation’s consolidated annual financial statements for the year ended December 31, 2018.

Shareholder and Regulatory

This expense is associated with marketing, licenses and fees, and shareholder communications. The expense for the current quarter is comparable to the same quarter in the previous year, while the expense for the year is lower than the prior year due to the OTCQX no longer requiring a Principal American Liaison be retained by the Company.

Travel and Related Costs

This expense is a result of travel and meal costs of the Corporation’s directors, officers, employees and consultants whilst undertaking business on behalf of the Corporation. The expense for the current quarter is comparable to the same quarter in the previous year. The expense from the current year is higher than the previous year due to an increase in director travel incurred during the second quarter.

Change in Fair Value of Warrant Derivative

The Corporation has issued warrants in various financing transaction since 2013, all with exercise prices denominated in Canadian dollars. The Corporation determined that warrants with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from period to period have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. There are no circumstances under which Midas Gold will be required to pay cash upon exercise or expiry of the warrants (see Note 6 in the Financial Statements).

Change in Fair Value of Convertible Note Derivative Liability

The Corporation issued Convertible Notes in March 2016 with an exercise price denominated in Canadian dollars. The Corporation determined that the Convertible Notes with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from inception to balance date have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. The Convertible Note Derivative is valued at fair value in accordance with IFRS. The change in fair value is primarily driven by changes in the Corporation’s share price over the past year and the reduction in the remaining term. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 8 in the Financial Statements).

Finance Costs

As a result of the issuance of the Convertible Note Derivative described above, the Corporation incurred costs associated with financing. These costs are primarily made up of accretion and interest expenses and are higher than the comparable periods in the previous year due to the compounding interest on the principal balance of Convertible Notes.

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Foreign Exchange

The gain for the current quarter year is a result of the translation of the Corporation’s Canadian dollar denominated balances as at December 31, 2018, primarily on the Convertible Note and the Convertible Note Derivative. Foreign exchange gains have increased from the comparative quarter and year due to the change in the value of the Canadian dollar compared to the US dollar.

Interest Income

This income results from interest received on the Corporation’s cash balances. Interest income in the current quarter and year is higher than the comparable periods in the prior year due to overall higher average cash balances as a result of the May 2018 financing.

Statement of Financial Position

An analysis of the December 31, 2018 and December 31, 2017 statements of financial position of the Corporation follows.

Total Assets

Total assets increased during the year ended December 31, 2018 from $90.6 million to $102.0 million primarily as a result of cash received in the May 2018 financing offset by cash used in operations to fund the Stibnite Gold Project.

Equity

Equity decreased during the year ended December 31, 2018 from $34.4 million to $26.7 million primarily as a result of the current year loss, partially offset by an increase in share capital related to the May 2018 financing.

Total Liabilities

Total liabilities increased during the year ended December 31, 2018 from $56.3 million to $75.3 million, primarily as a result of the change in fair value of the Convertible Note Derivative, which increased from $29.8 million at December 31, 2017 to $48.5 million at December 31, 2018. The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 8 in the Financial Statements).

Cash Flows

Midas Gold’s net change in cash and cash equivalents for the year ended December 31, 2018 was an inflow of $11.0 million (2017 – $18.3 million outflow). The inflows from financing activities during the year were partially reduced by outflows from operating activities.

Operating cash outflows for the year ended December 31, 2018 were $27.3 million (2017 - $20.9 million) and Investing cash outflows for the year ended December 31, 2018 were $0.2 million (2017 – $0.2 million). Financing cash inflows for the year ended December 31, 2018 were $38.2 million (2017 – $$2.6 million)

Long term liabilities at December 31, 2018 (above) include a Convertible Note and Convertible Note Derivative balance of $23.4 million and $48.5 million, respectively (2017 - $$22.9 million and $29.8 million, respectively). The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 8 in the Financial Statements).

Midas Gold Corp. | Management’s Discussion & Analysis 7

QUARTERLY RESULTS

The net loss and comprehensive loss of Midas Gold for the previous eight calendar quarterly periods is tabulated below.

	Revenue	Net Loss & Comprehensive Loss	Basic & Diluted Loss per Share	Total Assets	Long Term Liabilities	Cash Dividend
Quarter Ended	$	$	$	$	$	$
December 31, 2018	-	(5,995,672)	(0.03)	101,950,530	71,913,460	-
September 30, 2018	-	(3,092,514)	(0.01)	109,212,038	73,472,963	-
June 30, 2018	-	(7,871,484)	(0.04)	115,434,602	76,695,238	-
March 31, 2018	-	(30,328,316)	(0.16)	83,701,538	76,007,461	-
December 31, 2017	-	(4,012,506)	(0.02)	90,641,162	52,762,758	-
September 30, 2017	-	(2,948,146)	(0.02)	97,010,277	57,075,780	-
June 30, 2017	-	(655,226)	(0.00)	103,230,928	60,255,582	-
March 31, 2017	-	(676,383)	(0.00)	104,662,545	64,708,086	-

The Corporation has had relatively consistent operating losses over the past two years, the most significant variances to the net loss and comprehensive loss is the change in the fair value of the warrant derivative, the Convertible Note Derivative and foreign exchange losses on the Convertible Notes and Convertible Note Derivative. Exploration and evaluation expenditures create variances dependent on the nature of the work that is being completed in each quarter. The long-term liability includes the Convertible Note Derivative, which is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 8 in the Financial Statements).

CAPITAL RESOURCES AND LIQUIDITY

Capital resources of Midas Gold consist primarily of cash and liquid short-term investments. As at December 31, 2018, Midas Gold had cash and equivalents totaling approximately $29.9 million, approximately $0.5 million in other current assets and $2.9 million in trade and other payables.

With its current capital resources, Midas Gold has sufficient funds to continue to advance the Stibnite Gold Project towards completion of a feasibility study and to continue to advance the regulatory process related to permitting for mine development, but additional funding will be required to complete this work. During 2019 and beyond, Midas plans to:

•	Continue engaging with Project stakeholders to provide those stakeholders with the opportunity for better understanding of the Project concepts and to provide a forum for such stakeholders to provide further input into the Project, possible options and alternatives;
•	Continuing to collect environmental baseline data in support of the ongoing regulatory processes related to permitting for site restoration and redevelopment of the Project;
•	Continuing to advance the Project towards completion of a Feasibility Study;
•	Continuing to advance the regulatory process for the restoration and redevelopment of the Project, including the repair of legacy impacts and operation of a modern mining and processing facility that would provide a social and economic benefit to the local community and restoration of the Project site.

Midas Gold has a current liability of $0.5 million related to the warrant derivative. There are no circumstances under which Midas Gold will be required to pay any cash upon exercise or expiry of the warrants (see Note 5 in the Interim Financial Statements).

Midas Gold has long term liabilities of $71.9 million related to the Convertible Notes and the related embedded derivative. The Convertible Note derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash related to the $48.5 million Convertible Note Derivative upon conversion of the Convertible Notes (see Notes 7 and 8 in the Financial Statements).

Midas Gold Corp. | Management’s Discussion & Analysis 8

Midas Gold does not anticipate the payment of dividends in the foreseeable future.

It is management’s opinion, based on the Corporation’s current capital resources and liquidity and its agreement with Barrick to back stop an additional financing of $10.0 million, that the Corporation will have sufficient assets to discharge its liabilities as they become due, to continue to advance the Stibnite Gold Project through 2019, but will require additional funding to continue to finalise permitting of the Project in 2020 and beyond. Since expenditures post 2019 include discretionary items, reprioritization would allow the Corporation to meet its administrative and overhead requirements by deferring certain of these discretionary expenditures.

Contractual Obligations

Office Rent

The Corporation entered into various lease agreements for office space. The total rent obligation over the next five years is $160,467 with all due within one year.

Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $235,000 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $168,000 bond related to the Corporation’s exploration activities.

Option Payments on Mining Claims

The Corporation is obligated to make option payments on mineral claims comprising the Cinnabar prospect, which is part of the Project, in order to maintain an option to purchase to obtain title to these claims. As at December 31, 2018, the remaining option payments due on the Cinnabar property are $120,000, which will be paid over the next three years. The agreement includes an option to extend up to 20 years.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has no off balance sheet arrangements as of December 31, 2018 and the date of this MD&A.

RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

During the year ended December 31, 2018, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	December 31, 2018	December 31, 2017
Salaries and benefits	$789,608	$1,037,344
Share based compensation	395,170	649,386
	$1,184,778	$1,686,730

During Q1 2018, the Chief Operating Officer retired from his role and therefore is no longer considered key management, however, he continues to serve the company as a director of Midas Gold Idaho, Inc. No post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the years ended December 31, 2018 and 2017.

There were no balances outstanding with related parties at December 31, 2018.

MINERAL PROPERTIES

Stibnite Gold Project

The Corporation and its subsidiaries’ property holdings at the Stibnite Gold Project are comprised of a contiguous package of unpatented federal lode claims, unpatented federal mill site claims, patented federal lode claims and patented mill site claims. As of December 31, 2018, this land position encompassed approximately 11,548 hectares held in 1,518 unpatented lode and mill site claims and patented land holdings. The Corporation acquired these rights under the 1872 Mining Law through a combination of transactions and staking and holds a portion under an option agreement. Bureau of Land Management payment in lieu of assessment claim rental fees, filings and the claims are all in good standing. Normal maintenance and upkeep of the Project infrastructure continued during the quarter.

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Permitting for Development

On December 13, 2016, the USFS reported that it had determined that the PRO filed by Midas Gold Idaho, Inc. on September 21, 2016 for the restoration, re-development and operation of the Stibnite Gold Project in Valley County, Idaho met the requirements for a plan of operations under USFS regulations allowing the USFS to commence the formal review of the Project under the National Environmental Policy Act ("NEPA"). The USFS completed public scoping under NEPA during the third quarter of 2017 and the regulatory agencies are presently conducting reviews of the information provided by Midas Gold in its plan of restoration and operations and analyses of alternatives as required under NEPA. The NEPA review is being undertaken in a coordinated process by seven federal, state and local agencies under a joint memorandum of understanding entered into in September 2017.

District Exploration

No drilling was completed during the quarter. Activities continued with efforts directed at updating geological, alteration and structural modelling of the mineral resources to support engineering design, metallurgical programs and environmental studies for the Feasibility Study and permitting.

Environmental and Other Matters Pertaining to the Stibnite Gold Project

The Project is located in a historic mining district with extensive and widespread exploration and mining activity, and related environmental effects from the early 1900s until today. Actions by prior operators and government agencies have addressed some of the historic environmental issues, but extensive disturbance and legacy effects remain.

For additional disclosure on Environmental and Other Matters refer to the Corporation’s Annual Information Form for the years ended December 31, 2018 and December 31, 2017, the prospectus dated June 30, 2011 and the short form prospectus dated March 8, 2012. The Corporation is, and in the future will continue to be, subject to federal, state and local statutes, rules and regulations related to, among other things, environmental protection, site access and construction activities. The environmental effects, if any, of current and future activities will be monitored and, where appropriate, mitigated, reclaimed and restored by the Corporation.

A number of environmental studies and regulatory investigations in the District identified numerous areas of potential environmental degradation related to past mining. In the past, regulatory actions under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”) and state law have been taken by the U.S. Environmental Protection Agency (“EPA”), the USFS and the Idaho Department of Environmental Quality against historic mining operators. All of these regulatory activities and related clean-up programs pre-date any ownership or activity by the Corporation. Prior to its acquisitions in the District, the Corporation conducted appropriate due diligence, comprising formal assessments of the properties comprising the Project, in order to mitigate potential liabilities related to past disturbance and to maintain its status as a bona fide prospective purchaser (“BFPP”) under CERCLA. The Corporation is required to undertake continued due diligence with respect to its operations in the District in order to maintain its BFPP status under CERCLA, and it continues to discharge those obligations.

Consent Decrees under CERCLA

Several of the patented lode and mill site claims acquired by subsidiaries of Midas Gold in the areas of the West End mill site claims previously used for processing operations are subject to a consent decree, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree provides the regulatory agencies (that were party to the agreement) access and the right to conduct remediation activities under their respective CERCLA and RCRA authorities as necessary and to prevent the release or potential release of hazardous substances. The consent decree also requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties acquired by subsidiaries of Midas Gold are also subject to a consent decree between the previous owner of those claims and the United States, which imposes certain obligations on that previous owner, including that the previous owner will cooperate with the U.S. Environmental Protection Agency and USFS in those agencies’ efforts to secure any government controls necessary to implement response activities.

Midas Gold Corp. | Management’s Discussion & Analysis 10

Plans for the Environmental Issues

The Corporation expects that the issue of existing environmental concern will be addressed as part of the permitting process for future mining operations. The Corporation recognizes the need to maintain the current designated uses, to improve water quality, enhance wildlife and aquatic habitat where practicable and to reduce sediment loads in the Project area wherever feasible as a component of its ongoing activities, in addition to providing for future mining activities, should they occur.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

Accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of buildings and equipment, valuation of assets, valuation of share based compensation, warrant and Convertible Note Derivatives, mineral resource estimates and the recoverable amount of exploration and evaluation expenditures.

Accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the accounting for its exploration and evaluation assets, recognition of deferred tax assets or liabilities, functional currency, fair value of the Convertible Note Derivative, expected economic lives of and the estimated future operating results and net cash flows from buildings and equipment and exploration and evaluation assets.

FINANCIAL INSTRUMENTS

The Corporation’s cash balance increased from $18,915,423 at December 31, 2017 to $29,886,558 at December 31, 2018. There have been no other significant changes in the Corporation’s financial instruments since December 31, 2017, with the exception of the change in fair value of the Convertible Note Derivative, which is discussed in Results of Operations.

OUTSTANDING SHARE DATA

	February 21, 2019	December 31, 2018
Common shares issued and outstanding	235,781,773	234,812,690
Options outstanding	19,093,875	16,684,075
Warrants outstanding	2,000,000	2,000,000
Shares issuable on conversion of Convertible Note	140,955,666	140,955,666
Total	397,831,314	394,452,431

Midas Gold Corp. | Management’s Discussion & Analysis 11

DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OF FINANCIAL REPORTING

The Corporation’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of the CEO and CFO, has evaluated both the design and operating effectiveness of its DC&P and ICFR and concluded that, as of December 31, 2018, they are effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation's ICFR in the three months ended December 31, 2018 which have materially affected, or are reasonably likely to materially affect, ICFR.

EXTRACTIVE SECTOR TRANSPARENCY MEASURE ACT – REPORTING

In accordance with Canada’s Extractive Sector Transparency Measures Act (the “Act”) that was enacted on December 16, 2014 and brought into force on June 1, 2015, that is intended to contribute to global efforts to increase transparency and deter corruption in the extractive sector.  Midas Gold reports that for the year ended December 31, 2018, it has made payments of fees and taxes, as defined by the Act, of US$657,580 (2017: US$619,168), to government entities of the below.  The Act only requires payments greater than C$100,000 to be reported and the Corporation will follow these requirements, however the below is provided for additional transparency.

Quarter	Payee	Details	Amount
2018 Q1	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$45,550
	US Forest Service	Reimbursement of salary and operating expenses for the USFS to oversee the EIS process for the Stibnite Gold Project for the first half of the year	$261,766
2018 Q2	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$45,550
	Idaho Department of Lands	Application for Permanent Closure Plan Fee	$5,000

	US Forest Service	Reimbursement of salary and operating expenses for the USFS to oversee the EIS process for the Stibnite Gold Project for the second half of the year	$173,365

Midas Gold Corp. | Management’s Discussion & Analysis 12

Quarter	Payee	Details	Amount
2018 Q3	City of Riggins	Donation for stage at city park in Riggins which will be utilized for multiple fundraising events in the community	$10,000
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$45,550
	Idaho Department of Environmental Quality	Reimbursement of IDEQ technical personnel and 3rd party consultants utilized by IDEQ for review and analysis of the Cyanidation Permit Application	$20,000
	Yellow Pine Water Users, Inc.	Disbursement for signed Community Agreement with the Village of Yellow Pine to be utilized on various projects throughout the community; first of three agreed upon annual payments	$10,000
2018 Q4	Valley County Tax Collector	Property Taxes	$24,799

	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$16,000

	Total		$657,580

USE OF PROCEEDS

The Corporation completed a financing in May 2018 for net proceeds of $37.5 million. The Corporation intends to use these proceeds to advance the Stibnite Gold Project and for other working capital requirements. The utilization of the funds related to the Stibnite Gold Project are predominately accounted for in Exploration & Evaluation expenses and are described in the Results of Operations section above.

RISKS AND UNCERTAINTIES

Midas Gold is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

Midas Gold’s failure to successfully address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Midas Gold cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of mineral resources and mineral reserves are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Midas Gold’s risks and uncertainties. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Midas Gold or in connection with the Corporation’s operations.

Midas Gold Corp. | Management’s Discussion & Analysis 13

Industry Risks

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of mineral reserves.

The commercial feasibility of the Project and Midas Gold's ability to arrange funding to conduct its planned exploration projects is dependent on, among other things, the price of gold and other potential by-products. Depending on the price to be received for any minerals produced, Midas Gold may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or other potential by-products may prevent the Project from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and other potential by-products or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond Midas Gold’s control, including, among others:

•	international economic and political conditions,
•	central bank purchases and sales;
•	expectations of inflation or deflation,
•	international currency exchange rates,
•	interest rates,
•	global or regional consumptive patterns,
•	speculative activities,
•	levels of supply and demand,
•	increased production due to new mine developments,
•	decreased production due to mine closures,
•	improved mining and production methods,
•	availability and costs of metal substitutes,
•	metal stock levels maintained by producers and others, and
•	inventory carrying costs.

The effect of these factors on the price of gold and other potential by-products cannot be accurately predicted. If the price of gold and other potential by-products decreases, the value of Midas Gold’s assets would be materially and adversely affected, thereby materially and adversely impacting the value and price of Midas Gold’s common shares.

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metal mining industry, are impacted by global market conditions. Some of the key impacts of financial market turmoil can include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global and specifically mining equity markets, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, lack of future financing, changes in interest rates and tax rates may adversely affect Midas Gold’s growth and profitability potential. Specifically:

•	a global credit/liquidity crisis could impact the cost and availability of financing and Midas Gold’s overall liquidity;
•	the volatility of gold and other potential by-product prices may impact Midas Gold’s future revenues, profits and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
•	the devaluation and volatility of global stock markets impacts the valuation of the Corporation’s equity securities, which may impact its ability to raise funds through the issuance of equity.

Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.

Mineral exploration and development in the United States is subject to Federal, State and local regulatory processes and evolving application of environmental and other regulations can and has affected the ability to advance mineral projects as effectively as in prior years. A number of mineral projects in the United States have been subjected to regulatory delays or actions that have impeded the progress of these projects towards production. Such delays can increase the funding requirements of the Company as expenditures continue for a longer period of time.

Midas Gold Corp. | Management’s Discussion & Analysis 14

Resource exploration and development is a high risk, speculative business.

Resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new deposits and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Most exploration projects do not result in the discovery of commercially viable deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized by Midas Gold or that mineral deposit identified by Midas Gold will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Midas Gold’s control and any one of which may have an adverse effect on its financial condition and operations.

The Project, and any future operations in which Midas Gold has a direct or indirect interest, will be subject to all the hazards and risks normally incidental to resource companies. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the conduct of exploration programs and the operation of mines. If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, Midas Gold could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, Midas Gold may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on Midas Gold’s financial condition and operations, and correspondingly on the value and price of Midas Gold’s common shares.

Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty.

The calculations of amounts of mineralized material within mineral resources and mineral reserves are estimates only. Actual recoveries of gold and other potential by-products from mineral resources and mineral reserves may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, tonnage or stripping ratio, or the price of gold and other potential by-products, may affect the economic viability of a mineral property. In addition, there can be no assurance that the recoveries of gold and other potential by-products in small-scale laboratory tests will be duplicated in larger scale pilot plant tests under on-site conditions or during production. Notwithstanding the results of any metallurgical testing or pilot plant tests for metallurgy and other factors, there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing.

Mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of mineral reserves, mineral resources and grades must be considered as estimates only. In addition, the determination and valuation of mineral reserves and mineral resources is based on, among other things, assumed metal prices. Market fluctuations and metal prices may render mineral resources and mineral reserves uneconomic. Any material change in quantity of mineral reserves, mineral resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those mineral reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The mining industry has at times been subjected to conditions that have resulted in significant increases in the cost of equipment, labour and materials. Midas Gold used benchmarked data for the operation and capital costs included in its PFS issued December 15, 2014, however there is no guarantee that development or operations of the Project will eventuate, and if it did, such operating or capital costs will prevail.

Midas Gold Corp. | Management’s Discussion & Analysis 15

The Corporation’s Risks

Midas Gold will need to raise additional capital though the sale of its securities or other interests, resulting in dilution to the existing shareholders and, if such funding is not available, Midas Gold’s operations would be adversely affected.

Midas Gold does not generate any revenues and does not have sufficient financial resources to undertake by itself all of its planned exploration programs. Midas Gold has limited financial resources and has financed its activities primarily through the sale of Midas Gold’s securities such as common shares and convertible notes. Midas Gold will need to continue its reliance on the sale of its securities for future financing including that required to complete the permitting process, resulting in dilution to existing shareholders. Further activities will depend on Midas Gold’s ability to obtain additional financing, which may not be available under favourable terms, if at all. If adequate financing is not available, Midas Gold may not be able to commence or continue with its activities.

Midas Gold has an obligation to repay the outstanding principal under the Convertible Notes issued in March 2016 by the seventh anniversary of their issuance unless previously converted into shares; on or before that date Midas Gold either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common shares in accordance with the terms of the Convertible Notes.

Midas Gold does not generate revenue and has announced a plan of how it intends to use the proceeds from the issuance of the Convertible Notes over the term of the Convertible Notes. In order to repay the outstanding principal Midas Gold either needs to arrange debt, equity or other forms of funding, to either develop the Stibnite Gold Project and repay the Convertible Notes from operating cash flows, repay the Convertible Notes in full, or convert the Convertible Notes into common shares. The risks associated with the development of the Stibnite Gold Project as stated in this section are high. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes.

Future sales of Midas Gold’s common shares into the public market by holders of Midas Gold options and warrants may lower the market price, which may result in losses to Midas Gold’s shareholders.

Sales of substantial amounts of Midas Gold’s common shares into the public market by unrelated shareholders, Midas Gold’s officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of the Corporation's common shares.

Midas Gold is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

Midas Gold’s mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with Midas Gold’s business or prevent it from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Midas Gold and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Midas Gold is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer than expected.

The regulatory processes related to permitting of major mining projects in the US are subject to considerable uncertainty as to the information required, the timeframes to analyze information provided and the outcomes of such analysis, and the Stibnite Gold Project is more complex than greenfields sites due to the need to address the extensive legacy impacts related to historical mining activities, which adds additional uncertainty. Since Midas Gold entered the permitting process for redevelopment and restoration, the proposed timeframe to get to a Final ROD has been extended by regulators several times and further extensions to the currently published timeframes can be expected.

Midas Gold Corp. | Management’s Discussion & Analysis 16

Midas Gold’s current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.

Third parties commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Midas Gold’s permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated, or block the approval of the Project.

Midas Gold may face opposition from environmental non-governmental organizations (“NGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

NGOs, Indian tribes or other stakeholders commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Midas Gold’s permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or prevent the approval of the Project. As noted above, in 2018, the Nez Perce Tribe announced its opposition to the Project and certain NGOs campaigned against the community agreement.

Midas Gold has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

The department responsible for environmental protection in the U.S. has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards. Failure to obtain the necessary permits would adversely affect progress of Midas Gold’s activities and would delay or prevent the beginning of commercial operations.

Midas Gold’s activities are subject to environmental liability.

Midas Gold is not aware of any claims for damages related to any impact that its operations have had on the environment but it may become subject to such claims in the future, including potential claims related to legacy environmental impacts from prior operators. An environmental claim could adversely affect Midas Gold’s business due to the high costs of defending against such claims and its impact on senior management's time. Also, environmental regulations may change in the future which could adversely affect Midas Gold’s operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations would become more stringent in the future. Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

Midas Gold faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Midas Gold may not be able to effectively compete.

The mineral resource industry is intensively competitive in all of its phases, and Midas Gold competes with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect Midas Gold’s ability to advance the Project or to acquire suitable prospects for exploration in the future.

Midas Gold’s future exploration efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by Midas Gold related to the exploration of its properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially viable deposit which can be legally and economically exploited.

Midas Gold Corp. | Management’s Discussion & Analysis 17

Midas Gold’s mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.

Assays results from core drilling or reverse circulation drilling can be subject to errors at the laboratory analyzing the drill samples. In addition, reverse circulation or core drilling may lead to samples which may not be representative of the gold or other metals in the entire deposit. Mineral resource and mineral reserve estimates are based on interpretation of available facts and extrapolation or interpolation of data and may not be representative of the actual deposit. All of these factors may lead to mineral resource and/or mineral reserve estimates being overstated, the mineable gold that can be received from the Project being less than the mineral resource and mineral reserve estimates, and the Project not being a viable project.

If Midas Gold’s mineral resource and mineral reserve estimates for the Project are not indicative of actual grades of gold and other potential by-products, Midas Gold will have to continue to explore for a viable deposit or cease operations.

Midas Gold has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Midas Gold has only been actively engaged in exploration since 2009. Midas Gold does not generate any revenues from operations or production. Putting a mining project into production requires substantial planning and expenditures and, whilst several members of the management have mine construction experience, as a corporation, Midas Gold does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate Midas Gold’s prospects, and its future success is more uncertain than if it had a longer or more proven history.

Midas Gold expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Midas Gold’s common shares to decline.

Midas Gold has incurred net losses every year since inception. Midas Gold currently has no commercial production and has never recorded any revenues from mining operations. Midas Gold expects to continue to incur losses, and will continue to do so until such time, if ever, as its properties commence commercial production and generate sufficient revenues to fund continuing operations.

The proposed development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as Midas Gold adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Project or any other properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, its acquisition of additional properties, and other factors, many of which are unknown today and may be beyond the Corporation's control. Midas Gold may never generate any revenues or achieve profitability. If Midas Gold does not achieve profitability, it would have to raise additional financing or shut down its operations.

Midas Gold’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Midas Gold’s properties consist of various mining concessions in the U.S. Under U.S. law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Midas Gold’s ownership of such concessions. A claim by a third party asserting prior unregistered agreements or transfer on any of Midas Gold’s mineral properties, especially where commercially viable mineral reserves have been located, could adversely result in Midas Gold losing commercially viable mineral reserves. Even if a claim is unsuccessful, it may potentially affect Midas Gold’s current activities due to the high costs of defending against such claims and its impact on senior management's time. If Midas Gold loses a commercially viable mineral reserve, such a loss could lower Midas Gold’s revenues or cause it to cease operations if this mineral reserve represented all or a significant portion of Midas Gold’s operations at the time of the loss.

Midas Gold’s ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.

Several of the patented lode and mill site claims acquired by Midas Gold over the West End Deposit and the Cinnabar claim groups (the latter held under option) are subject to a consent decree under CERCLA, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties are subject to a consent decree under CERCLA between the original owner of those claims and the United States, which creates certain obligations on that owner, including that the owner will cooperate with the U.S. Environmental Protection Agency and U.S. Forest Service in those agencies’ efforts to secure any government controls necessary to implement response activities.

Midas Gold Corp. | Management’s Discussion & Analysis 18

All industries, including mining, are subject to legal claims with or without merit. Defense and settlement costs can be substantial, even with respect to claims without merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular claim could have an effect on the Corporation’s financial position. It is possible that any proposal to develop a mine on the Project, or any governmental approval for such a development, could be challenged in court by third parties, the effect of which would be to delay and possibly entirely impede the Corporation from developing the Project or commencing production.

Midas Gold depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Midas Gold is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Midas Gold. Midas Gold’s success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of any such key personnel, through incapacity or otherwise, would require Midas Gold to seek and retain other qualified personnel and could compromise the pace and success of its exploration activities. Midas

Gold does not maintain key person insurance in the event of a loss of any such key personnel.

Midas Gold does not have a full staff of technical people and relies upon outside consultants to provide critical services.

Midas Gold has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as such persons are required to carry out specific tasks. Midas Gold’s inability to hire the appropriate consultants at the appropriate time could adversely impact Midas Gold’s ability to advance its exploration activities.

Certain Midas Gold directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain Midas Gold directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Directors and officers of the Corporation with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Midas Gold has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, neither Midas Gold nor any of its subsidiaries have paid any cash or other dividends on its common shares, and the Corporation does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration programs.

Midas Gold’s business involves risks for which Midas Gold may not be adequately insured, if it is insured at all.

In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including landslides, ground failures, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks. Midas Gold does not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Midas Gold.

Additionally, the Corporation is not insured against most environmental risks. Insurance against all environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products by third-parties occurring as part of historic exploration and production) has not been generally available to companies within the industry. The Corporation periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, or with limited amounts of such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fully fund the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

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A shortage of supplies and equipment could adversely affect Midas Gold’s ability to operate its business.

Midas Gold is dependent on various supplies and equipment to carry out its activities. The shortage of such supplies, equipment and parts could have a material adverse effect on Midas Gold’s ability to carry out its activities and therefore have a material adverse effect on the cost of doing business.

A cyber security incident could adversely affect Midas Gold’s ability to operate its business.

Information systems and other technologies, including those related to the Corporation’s financial and operational management, and its technical and environmental data, are an integral part of the Corporation’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Corporation’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Corporation’s information technology systems including personnel and other data that could damage its reputation and require the Corporation to expend significant capital and other resources to remedy any such security breach. Insurance held by the Corporation may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Corporation for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Corporation. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Corporation.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES AND MINERAL RESERVES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The Project mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

The mineral resources and mineral reserves at the Project are contained within areas that have seen extensive disturbance resulting from prior mining activities. For Midas Gold to advance its interests at the Stibnite site, the Project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. However, Midas Gold is not aware of any environmental, permitting, legal or other reasons that would prevent it from advancing the Project.

This MD&A and the mineral resource and mineral reserve estimates referenced in this MD&A are reported in accordance with the requirements under Canadian securities laws, namely National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the requirements under U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Midas Gold is not a SEC registered Corporation nor are any of its subsidiaries.

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